Exhibit 21.1

Subsidiaries of NeoStem, Inc.

Entity	Percentage of Ownership
NeoStem, Inc.	Parent Company
NeoStem Therapies, Inc.	100%
Stem Cell Technologies, Inc.	100%
Amorcyte, LLC	100%
Progenitor Cell Therapy, LLC (PCT)	100%
NeoStem Family Storage, LLC	100%
Athelos Corporation (1)	88.5%
PCT Allendale, LLC	100%

(1) Pursuant to the Stock Purchase Agreement signed in March 2011, our initial ownership in Athelos was 80.1%, and Becton Dickinson's ("BD") initial minority ownership was 19.9%. Per the Agreement, BD will be diluted based on new investment in Athelos by us (subject to certain anti-dilution provisions). As of December 31, 2013, BD's ownership interest in Athelos was decreased to 11.5%, and our ownership increased to 88.5%. As a result in the change in ownership, approximately $0.3 million was transferred from additional paid in capital to non-controlling interests.